

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

<u>Via E-mail</u>
Carlos Espinosa
CME Realty, Inc.
10300 W. Charleston Blvd., Suite 213
Las Vegas, NV 89135

> **Re: CME Realty, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 11, 2013**
> **File No. 333-187855**

Dear Mr. Espinosa:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have reviewed your response to comment 5 of our letter dated May 8, 2013 and note that there are still references on the prospectus cover page and on page 17 to extending the initial 180-day term of the offer by an additional 180 days. Please revise the prospectus to be consistent throughout. If you will have an option to extend the offer by an additional 180 days, please disclose this fact in the prospectus and how you will alert investors that the offer has been extended.

<u>General Information About the Company, page 3</u>

2. We refer to the third paragraph in this section and the statement that Mr. Espinosa has 11 years of real estate experience. Please clarify in this section that Mr. Espinosa's experience is in the commercial real estate sector.

Business Overview, page 19

3.   Please discuss in greater detail how the company expects to earn revenues and the fees it will charge to customers. For example only, please discuss whether the company intends to receive commissions from the sale of real estate. Also discuss in your plan of operations when the company expects to generate revenue and include the particular services.

Need for Government Approval of Products and Services, page 23

4.   Please discuss here or elsewhere as appropriate, whether Mr. Espinosa currently has or if he ever had a real estate broker's license. If he does not have a broker's license, please discuss if he intends to obtain such license.

Changes in and Disagreements With Accountants on Accounting and Financial Disclosure, page 29

5.   We note you filed an Item 4.01 Form 8-K on May 22, 2013 indicating a change in accountants.   Please amend your prospectus to furnish the disclosures outlined in Item 304 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation

Carlos Espinosa
CME Realty, Inc.
June 13, 2013
Page 3

of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3575 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Joseph L. Pittera, Esq.